

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 28, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, California 91230

> **Re: CareFusion Corporation**
> **Registration Statement on Form 10**
> **Filed March 31, 2009**
> **File No. 001-34273**

Dear Mr. Schlotterbeck:

    We have completed our review of your Form 10 and do not, at this time, have any further comments.

                    Sincerely,

                    Peggy Fisher
                    Assistant Director

cc (via fax):   Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP